UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

On January 25, 2023, EZGO Technologies Ltd. (the “Company”) as transferee, entered into an equity transfer agreement (the “Agreement”) with certain “non-U.S. Persons” (the “Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), as transferors, with respect to 100% of the equity interests and all assets in Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”), as the target company. Pursuant to the Agreement, the Sellers agreed to transfer 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu EZGO New Energy Technologies Co., Ltd., an indirect wholly owned subsidiary of the Company, in consideration of RMB59,400,000 (approximately US$8,750,000 as of the date hereof), of which (i) RMB5,000,000 (approximately US$737,000, as of the date hereof) shall be paid in cash on or prior to February 15, 2023, and (ii) the remaining consideration of RMB54,400,000 (approximately US$8,013,000, as of the date hereof) shall be paid by issuing additional ordinary shares of the Company, with a selling restriction period of six months (the “Shares”), to the Sellers within 45 days of the date of the Agreement. The applicable price for determining the number of Shares to be issued will be equal to 95% of the closing price of the Company’s ordinary shares on the Nasdaq Capital Market on the trading day prior to the issuance of such Shares.

The Sellers and the Company have each made customary representations, warranties and covenants. The Shares will be issued to the Sellers upon satisfaction of all closing conditions, including Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares.

The Shares to be issued pursuant to the Agreement are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

The form of the Agreement is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Equity Transfer Agreement dated as of January 25, 2023, by and among Jiangsu EZGO New Energy Technologies Co., Ltd., EZGO Technologies Ltd., Changzhou Sixun Technology Co., Ltd. and certain Seller signatories thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: January 26, 2023

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